Mail Stop 0510

      March 18, 2005

Via U.S. mail and facsimile

Walter H. Wulf, Jr., President and Chairman of the Board
The Monarch Cement Company
P.O. Box 1000
Humboldt, KS  66748-0900

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-2757


Dear Mr. Wulf:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 5. Market for Registrant`s Common Equity and Related
Stockholder
Matters
2. Please expand your disclosure to include information relating to your dividend policy and your ability to pay such dividends, including any restrictions on paying dividends imposed on you by your debtors. Refer to Item 201(c) of Regulation S-K.

Item 9A. Controls and Procedures
3. Your disclosure controls and procedures should have been evaluated as of the end of the period as opposed to within 90 days of the filing being made. Please revise your disclosure accordingly.

EXHIBIT 13

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations
4. Your discussion regarding your results of operations cites many different factors that are attributable to the changes in your income statement line items. Please expand your disclosure to quantify the affects each of these components had on the changes within the income statement, including information on offsetting components. Some examples include, but are not limited to the following:
* Gross profit
o fuel costs and
o pension costs
* Selling, general and administrative
o pension costs and
o corporate insurance costs
* The reason for the changes in effective tax rates





Liquidity
5. You have disclosed in Item 2 of your Form 10-K for the year ended
December 31, 2004 that you have scheduled the installation of the clinker cooler and made preliminary plans for installation on the second precalciner you purchased. Please expand your disclosure to include the expected cost of the installations, the cost of the equipment, and related depreciation taken on this equipment, if any.
Please also disclose how long these installations will each take and how that will impact your operating results during these periods.
6. Please revise your table of contractual cash obligations to include planned funding of pension and other postretirement benefit obligations and estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
7. Please expand your disclosure to discuss your expectations regarding the declaration and payments of future dividends.

Financial Statements

Statements of Cash Flows
8. Please present the cash inflows and outflows related to the following on a gross basis:
* net purchases of subsidiaries` stock and
* proceeds from (retirement of) bank loans.
Otherwise, please explain to us how they meet the criteria in SFAS
95
for netting. Only cash flows stemming from investments, loans and debt with original maturities of three months or less may be reported on a net basis.
9. Please disclose in a footnote the income statement line item that you include the (gain) loss on disposal of assets in. If you exclude these amounts from income from operations, please tell us how you considered the guidance in paragraph 45 of SFAS 144 in doing so.









Notes to Financial Statements

(1) Nature of Operations and Summary of Significant Accounting
Policies
10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

(i) Property, Plant and Equipment
11. Please revise your disclosure to clarify the types of accelerated methods you use to depreciate each of the asset categories you disclose in footnote three.

(7) Pension Plans
12. Please expand your disclosure to include the accumulated benefit obligation relating to the plan. Refer to paragraph 5(e) of SFAS
132(R).


SCHEDULE 14A FILED ON MARCH 14, 2005

Audit Committee Report
13. You have disclosed that you do not have, nor are you required to have an audit committee financial expert. Please expand your disclosure to include an explanation as to why you feel you are not currently required to have one. Refer to Item 401(h)(1)(iii) of Regulation S-K.





Code of Ethics
14. You have disclosed that you have not adopted a Code of Ethics that applies to your CEO, CFO, principal accounting officer or controller, or persons performing similar functions. Please expand your disclosure to include an explanation as to why you feel are not required to adopt one at this time. Refer to Item 406(a) of Regulation S-K.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Walter H. Wulf, Jr.
March 18, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE